UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BMO Lloyd George Frontier Markets Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin 53202

Telephone Number (including area code):

(800) 236-3863

Name and address of agent for service of process:

John M. Blaser
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin 53202

With copies of Notices and Communications to:

Michael P. O’Hare, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [   ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and the state of Wisconsin on the 30th day of August, 2013.

BMO Lloyd George Frontier Markets Equity Fund (REGISTRANT)

By:       /s/John M. Blaser
John M. Blaser, President and CEO (principal executive officer)

Attest:

/s/Michele L. Racadio
Michele L. Racadio, Secretary